INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

April 2, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/Cutwater Select Income Fund (initially filed as AAM/Cutwater Core Plus Bond Fund) (the “Fund”)

This letter summarizes the comments provided by Mr. Chad Eskiledsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 18, 2013, regarding Post-Effective Amendment No. 296 to the Registrant’s Form N-1A registration statement with respect to the AAM/Cutwater Select Income Fund (initially filed as AAM/Cutwater Core Plus Bond Fund) series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 337 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Principal Investment Strategies – Summary Section

1.         Confirm whether derivatives will be considered by the Registrant for purposes of determining whether the Registrant complies with the 80% investment requirement of Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).  If derivatives will be considered, describe how the derivatives will be valued (i.e. notional value or cash settled value).

Response:   The Registrant confirms that for the purpose of determining whether the Registrant complies with the 80% investment requirement of Rule 35d-1, the Registrant will include its investments in bonds, such as U.S. corporate debt obligations, non-U.S. corporate and sovereign debt obligations (including emerging markets), residential and commercial mortgage-backed securities, asset-backed securities, U.S. government securities (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities), and convertible bonds.  However, any derivatives in which the Fund invests will not be included in such determination.

2.         Provide disclosure for the Registrant’s core plus strategy and maturity strategy.  In addition, provide risk disclosure relating to a fixed income fund with duration of up to eight years using a numerical example similar to disclosure provided on page 6 of the Prospectus.

Response:  The following disclosure has been added to the Summary Section to address the Staff’s comment:

The Fund’s sub-advisor focuses on a relative value strategy. The Fund seeks to identify opportunities to purchase securities with high risk-adjusted yields across various fixed income sectors in order to maintain and increase income, and therefore the Fund’s dividend payment. The Fund’s average duration is expected to be substantially similar to the duration of the Fund’s benchmark.  Duration is a measure of the expected life of a debt security that is used to determine the sensitivity of the security’s price to changes in interest rates. Generally, the longer the Fund’s duration, the more sensitive the Fund will be to changes in interest rates. For example, the price of a fixed income fund with duration of eight years would be expected to fall approximately 8% if interest rates rose 1%. The fund’s sub-advisor expects that the Fund’s duration will remain between four and eight years; however, the Fund’s duration may be lengthened or shortened depending on market conditions.

Investment Objective and Principal Investment Strategies

3.         The disclosure set forth in the Prospectus states that “the sub-advisor expects that the Fund’s duration will remain between four and eight years; however, the Fund’s duration may be lengthened or shortened depending on market conditions.” Use eight years as  the numerical example illustrating the risk relating to duration.

Response:  The numerical example provided by the Registrant to help illustrate the risk relating to duration has been revised as requested to reflect a duration of eight years as follows:

For example, the price of a fixed income fund with duration of eight years would be expected to fall approximately 8% if interest rates rose 1%.

Cutwater Asset Management – Core Plus Select Income Composite

4.         Confirm whether the Core Plus Select Income Composite includes any registered investment companies in its performance calculation.  If it does, revise disclosure.

Response:  The disclosure under this section has been replaced with the following:

The following tables set forth performance data relating to the historical performance of the one private account managed by the Sub-advisor for the periods indicated that has an investment objective, policies, strategies and risks substantially similar to those of the Fund. The data is provided to illustrate the past performance of the Sub-advisor in managing a substantially similar account as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The private account that is included in the performance data set forth below is not subject to the same types of fees and expenses to which the Fund is subject.  Consequently, the performance results for the private account could have been adversely affected if it had the same types of fees and expenses as the Fund.

5.           Confirm that the Core Plus Select Income Composite invested at least 80% of its net assets in bonds during the reporting periods.

Response:  The sub-advisor has represented that the Core Plus Select Income Composite invested at least 80% of its net assets in bonds during the performance reporting period.

STATEMENT OF ADDITIONAL INFORMATION

6.           With respect to the sub-section entitled “SWAP Agreements,” acknowledge that the Fund has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding derivatives-related disclosures by investment companies.

Response:  Each of the Fund’s advisor and sub-advisor has read and considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011.

***

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing of the Amendment.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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